UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number:  001-35563

PEMBINA PIPELINE CORPORATION

(Name of registrant)

(Room #39-095) 4000, 585 8th Avenue S.W.

Calgary, Alberta T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The exhibit to this report on Form 6-K shall be incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-261207) under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

Date:	November 26, 2021	By:	/s/ “J. Scott Burrows”
Name: J. Scott Burrows
Title: Interim President & Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Pembina Pipeline Corporation - Material Change Report